Exhibit 99.1

Enthusiast Gaming to Speak at CampaignTech East in Washington

LOS ANGELES, April 05, 2022 -- Enthusiast Gaming Holdings Inc. (NASDAQ:EGLX; TSX:EGLX), (“Enthusiast Gaming” or the “Company”), an integrated gaming entertainment company, is pleased to announce today that the Company will participate in CampaignTech East in Washington, D.C., on April 6, 2022.

Enthusiast Gaming CEO Adrian Montgomery will participate in the “Case Studies in Video and Digital Targeting” panel, which is being moderated by Sunny Khahera of Campaigns & Elections.

Campaigns & Elections is the preeminent “how-to” resource for politics, focused on the tools, tactics, and techniques of the political consulting profession. Its industry-leading conferences bring together political strategists, candidates, elected officials, public affairs professionals, technologists, and campaign staffers to offer networking opportunities and campaign training.

The panel will include:

●	Terrance Green, Founder of Truxton Creative
●	Micah Morris, Head of Sales & Marketing at GetThru
●	Pat Jakopchek, Partner at LPS Campaigns

“We’re particularly proud of the work we’ve done with our public sector clients, bringing awareness to our large Gen Z and Millennial audience. This includes previous work with the Biden Harris Presidential Campaign, the U.S. Ad Council, Global Citizen, and Headcount. Speaking at CampaignTech East is a great opportunity for Enthusiast Gaming to continue delivering unique solutions for the public sector, including political campaigns, particularly as we head into midterm elections later this year,” said Adrian Montgomery, CEO of Enthusiast Gaming.

The panel will take place from 2:15 – 3:15 p.m. ET at the MGM National Harbor Conference Center.

For more information, please visit https://campaigntecheast.com/

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:

Eric Bernofsky, Chief Corporate Officer

investor@enthusiastgaming.com

Media Relations:

Derek Holota, Provident Communications

derek@providentcomms.com

343-422-5606